Exhibit 12.1

Colombia Goldfields Ltd.
Computation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings	--	--	--	--	--

Fixed Charges:
Interest incurred on short-term bridge loans	424,740	--	--	--	--
Total fixed charges	424,740	--	--	--	--
Ratio of earnings to fixed charges	--	--	--	--	--